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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 3

SEC FILE NUMBER
8- 50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 WEST WENDOVER AVENUE, SUITE 135
(No. and Street)

GREENSBORO (City), NC (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVERETTE MILLS 336-389-9820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hughes, Pittman & Gupton, LLP
(Name — *if individual, state last, first, middle name*)

3110 Edwards Mill Road, Suite 210, Raleigh, NC 27612
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, EVERETTE MILLS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAROLINA SECURITIES, INC, as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Everette Mills
Signature

VICE PRESIDENT
Title

Judy D. Osborne
Notary Public
My Commission Expires: 12-10-07

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA SECURITIES, INC.

Financial Statements

December 31, 2002

CAROLINA SECURITIES, INC.

Table of Contents

December 31, 2002

looking beyond the bottom line

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Board of Directors
Carolina Securities, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

February 10, 2003

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
3110 Edwards Mill Road, Suite 210
Raleigh, North Carolina 27612

919.787.9765
919.787.9384 fax

CAROLINA SECURITIES, INC.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 13,425
Total assets	$ 13,425
Liabilities	
Income taxes payable	$ 300
Total liabilities	300
Stockholders' equity	
Common stock at $.01 par value, 100,000 shares authorized, 200 shares issued and outstanding	2
Additional paid-in capital	8,117
Retained earnings	5,006
Total liabilities and stockholders' equity	$ 13,425

See accompanying notes to financial statements

CAROLINA SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2002

Revenues:	
Investment advisory fees	$ 124,000
Interest and dividends	55
Total revenues	124,055
Expenses:	
Management fee	109,500
General and administrative	13,059
Interest	258
Total expenses	122,817
Net income before income taxes	1,238
Provision for income taxes	300
Net income	$ 938

See accompanying notes to financial statements

CAROLINA SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earning	Total
Balances as of December 31, 2001	200	$ 2	8,117	4,068	12,187
Net income	-	-	-	938	938
Balances as of December 31, 2002	200	$ 2	8,117	5,006	13,125

See accompanying notes to financial statements

CAROLINA SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 938
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase (decrease) in operating liabilities:	
Deferred tax payable	(111)
Income taxes	300
Net cash provided by operating activities	1,127
Net increase in cash	1,127
Cash as of beginning of year	12,298
Cash as of end of year	$ 13,425

See accompanying notes to financial statements

CAROLINA SECURITIES, INC.

Notes to Financial Statements

December 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Carolina Securities, Inc. (the "Company") is a North Carolina corporation formed on January 22, 1996. The Company is a National Association of Securities Dealers, Inc. (NASD) registered broker-dealer. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(ii). As such, the schedules entitled "Computation for Determination of Reserve Requirements. Under Rule 15c-3-3" and "Information for Possession or Control Requirements Under Rule 15c-3-3" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Investment Advisory Income

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2002 there were no cash equivalents.

Advertising

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense totaled $0 in 2002.

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

CAROLINA SECURITIES, INC.

Notes to Financial Statements

December 31, 2001 and 2000

NOTE 2: TRANSACTIONS WITH RELATED PARTIES

On April 30, 2001, CrossBridge Capital Partners, LLP (the "Parent") acquired all of the stock of Carolina Securities, Inc.

The management fee covers employee compensation and office related out-of-pocket expenses paid by the Parent.

NOTE 3: INCOME TAXES

The components of income tax expense consisted of the following for CSI for the years ended December 31, 2002 and 2001:

		2002	2001
Current expense:			
Federal	$	200	5
State		100	3
Total current expense		300	8
Deferred expense:			
Federal		-	91
State		-	12
Total deferred expense		-	103
Total income tax expense	$	300	111

The reasons for the difference between actual income tax benefit for the years ended December 31, 2002 and 2001 and the amount computed by applying the statutory federal income tax rate to losses before income tax benefit are as follows:

		2002	2001
Income tax benefit at statutory rate	$	400	105
State income taxes, net of federal benefit		100	14
Accrual to cash conversion		-	103
Other, including effect of tax rate brackets		-	(8)
Change in valuation allowance		-	(103)
Income tax benefit	$	500	111

NOTE 4: SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2002. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

CAROLINA SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2002

Computation of net capital

Total stockholders' equity from audited statement of financial condition	$ 13,125
Deductions:	
Non-allowable assets - due from affiliate	-
Net capital before haircuts on securities positions	13,125
Haircuts on securities - other securities	-
Net capital	$ 13,125

Computation of basic net capital requirement

Net capital	$ 13,125
Minimum dollar requirement	5,000
Excess net capital	$ 8,125

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the amended Part IIA of Form X-17A-5 as of December 31, 2002.

looking beyond the bottom line

HUGHES
PITTMAN
GUPTON

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Carolina Securities, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Carolina Securities, Inc. for the years ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hughes Pittman & Gupton, L.L.P.
3110 Edwards Mill Road, Suite 210
Raleigh, North Carolina 27612
919.787.9765
919.787.9384 fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hughes Pittman & Gupton, LLP

February 10, 2003